Exhibit 99.1

 Q4 2022 Update  January 31st, 2023  1

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  22  p.04  p.06  p.13  p.16  p.21  p.24

Executive Summary

We ended 2022 with strong Q4 performance as nearly all of our KPIs surpassed guidance. MAU net additions reached a quarterly record-high of 33 million in Q4, 10 million above guidance. Subscriber growth also materially outperformed, exceeding guidance by 3 million net additions. Revenue growth, excluding the impact of changes in FX, was ahead of expectations. Gross Margin exceeded guidance by 80 bps due primarily to lower investment spending and broad-based music favorability. As expected, our Free Cash Flow was negative in the quarter; however, full year Free Cash Flow remained positive and we expect this trend to continue moving forward on a full year basis.

Looking back on 2022 in its entirety, we are pleased with our overall results. Each year presents certain challenges and opportunities and, over the past 12 months, we largely delivered on our internal goals and we are excited about the momentum we are building heading into 2023.

USER & FINANCIAL SUMMARY	Q4 2021	Q3 2022	Q4 2022	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	406	456	489	20%	7%
Premium Subscribers	180	195	205	14%	5%
Ad-Supported MAUs	236	273	295	25%	8%
FINANCIALS (€M)					
Premium	2,295	2,651	2,717	18%	2%
Ad-Supported	394	385	449	14%	17%
Total Revenue	**2,689**	**3,036**	**3,166**	**18%**	**4%**
Gross Profit	712	750	801	13%	7%
Gross Margin	**26.5%**	**24.7%**	**25.3%**	–	–
Operating (Loss)/Income	**(7)**	**(228)**	**(231)**	–	–
Operating Margin	(0.3%)	(7.5%)	(7.3%)	–	–
Net Cash Flows From Operating Activities	119	40	(70)	–	–
Free Cash Flow[1]	**103**	**35**	**(73)**	–	–

[1] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

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Key Highlights

Record high MAU growth of 33 million net additions

- MAUs grew 20% Y/Y to 489 million, 10 million above guidance. Net additions of 33 million represented our largest ever Q4 growth
- MAU strength led by Rest of World and Europe as a result of successful marketing campaigns and OEM strength
- Premium Subscribers grew 14% Y/Y to 205 million, 3 million above guidance, aided by promotional intake and household plans

18% Y/Y Revenue growth and 25.3% Gross Margin

- Total Revenue grew 18% Y/Y to €3.2 billion
- Premium Revenue grew 18% Y/Y to €2.7 billion
- Ad-Supported Revenue grew 14% Y/Y to €449 million, led by Podcasting gains
- Gross Margin finished above guidance at 25.3% primarily as a result of lower than expected spend on new podcast content investments and broad-based music favorability

8th Annual Spotify Wrapped Campaign draws more than 150 million MAU

- Users engaging with the 8th annual year-end Spotify Wrapped campaign grew 30% Y/Y across 111 markets
- Rolled out the first iterations of Google's User Choice Billing to Spotify subscribers in select markets
- Announced the expansion of Audiobooks a la carte availability in United Kingdom, Ireland, Australia and New Zealand

Spotify

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 Results  Q4 2022 Actuals  Guidance  Total Revenue (€B)  Inline  €3.2  €3.2  Gross Margin  Above  25.3%  24.5%  Operating (Loss)/Income (€M)  Above  (€ 231)  (€ 300)  Key Highlights: Actuals vs. Guidance  Users  Results  Q4 2022 Actuals  Guidance  Monthly Active Users (M)  Above  489  479  Premium Subscribers (M)  Above  205  202  Financials  6

 FINANCIAL  SUMMARY  6

 Financial Summary  ¹ Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY Q4 2021 Q1 2022 Q2 2022 Q3 2022  USERS (M)  Q4 2022  Y/Y  Total Monthly Active Users ("MAUs")  406  422  433  456  489  20%  Premium Subscribers  180  182  188  195  205  14%  Ad-Supported MAUs  236  252  256  273  295  25%  FINANCIALS (€M)  Premium  2,295  2,379  2,504  2,651  2,717  18%  Ad-Supported  394  282  360  385  449  14%  Total Revenue  2,689  2,661  2,864  3,036  3,166  18%  Gross Profit  712  671  704  750  801  13%  Gross Margin  26.5%  25.2%  24.6%  24.7%  25.3%  --  Operating (Loss)/Income  (7)  (6)  (194)  (228)  (231)  --  Operating Margin  (0.3%)  (0.2%)  (6.8%)  (7.5%)  (7.3%)  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  119  37  39  40  (70)  --  Free Cash Flow¹  103  22  37  35  (73)  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.6  3.6  3.6  3.7  3.4  --  7

 Revenue  Profitability  Free Cash Flow & Liquidity  Revenue of €3,166 million grew 18% Y/Y in Q4 (or 12% Y/Y constant currency), reflecting:  Premium Revenue growth of 18% Y/Y (or 13% Y/Y constant currency), led by subscriber gains;  Ad-Supported Revenue growth of 14% Y/Y (or 4% Y/Y constant currency), led by podcasting; and  Currency translation benefits of approximately 600 bps (200 bps less than forecast).  Gross Margin was 25.3% in Q4, down 118 bps Y/Y reflecting:  Continued growth in Marketplace activity; offset by  New podcast content and product investments  Operating Loss of (€231) million reflected the above and Operating Expense growth of 44% Y/Y (or 36% Y/Y constant currency), reflecting:  Higher personnel costs primarily due to headcount growth and higher advertising costs  Currency movements had a negative 751 bps impact on expense growth, or €54 million, given the unfavorable geographic mix of employee costs relative to revenue.  Free Cash Flow was (€73) million in Q4. Capital expenditures decreased €11 million Y/Y to €5 million in the quarter. Liquidity remained strong, with €3.4 billion in cash and cash equivalents, restricted cash and short term investments. Our quarter-over-quarter cash position was also impacted by the FX impact on dollar denominated investments. At the end of Q4, our workforce consisted of 10,151 FTEs globally.  Financial Summary  * Constant currency measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  8

 Revenue  ¹ Premium Average Revenue per User (“ARPU”)  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Resilient Premium growth, led by subscribers  Premium Revenue grew 18% Y/Y to €2,717 million, reflecting subscriber growth of 14% Y/Y and Premium ARPU¹ growth of 3% Y/Y to €4.55 (or down 1% constant currency). Excluding the impact of FX, ARPU performance was slightly impacted by product and market mix.  Ad-Supported growth driven by podcasting  Ad-Supported revenue grew 14% Y/Y and accounted for 14% of Total Revenue. On a global basis, our music advertising revenue grew mid single digits Y/Y, reflecting double digit Y/Y growth in impressions sold, partially offset by softer pricing due to the current macroeconomic environment. Podcast revenue grew in the mid 30% range Y/Y, reflecting healthy double digit Y/Y growth in impressions sold and pricing. The Spotify Audience Network saw healthy double digit Q/Q growth in participating publishers, shows and advertisers.  9

 Premium Gross Margin was 28.6% in Q4, down 56 bps Y/Y. The Y/Y trend reflects improvement in Premium music profitability (aided by Marketplace growth), offset by investments.  Gross Margin  Marketplace and podcasting benefits offset by content and product investments  Gross Margin finished at 25.3% in Q4, down 118 bps Y/Y. The Y/Y trend reflects stable music profitability and improving podcast profitability, which were more than offset by new podcast content and product investments.  Ad-Supported Gross Margin was 5.1% in Q4, down 554 bps Y/Y. The Y/Y trend  reflects improving podcast profitability offset by new podcast content investments and softer Ad-Supported music profitability (as advertising monetization lagged engagement in select markets).  10

 Operating Expenses  Growth largely driven by headcount expansion and unfavorable FX impact  Operating Expenses grew 44% Y/Y (or 36% constant currency), driven primarily by higher personnel costs related to headcount growth (global ad sales team, platform investment and acquisitions) and higher advertising expenses (Emerging Markets, Gen Z). These investments largely reflect various growth initiatives that were greenlit toward the end of 2021 and the impact of recent acquisitions such as Podsights, Findaway, Sonantic, Chartable, Whooshkaa and Heardle.  As we stated throughout the last year, 2022 was an investment year for the company with our Operating Expenses growing faster than Total Revenue. Moving forward, we expect to see more company wide efficiencies with our expectation that Total Revenue will begin to grow faster than Operating Expenses. As a result, we anticipate a meaningful improvement in our Operating Expense ratios and Operating Income/(Loss) in 2023 and beyond.  10

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was (€73) million in Q4, a decrease Y/Y as a result of lower Net Income adjusted for non-cash items and reduced favorability in net working capital.  Capital expenditures decreased €11 million Y/Y to €5 million as a result of the completion of office build-outs.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged over €200 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated over  €1.3 billion of Free Cash Flow since Q1’16, supporting our strong balance sheet and €3.4 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since Q1’16.  12

 MAUS  & SUBSCRIBERS  13

 Total MAUs grew 20% Y/Y to 489 million, up from 456 million last quarter and above our guidance by 10 million. Quarterly performance versus our guidance was impacted by:  Outperformance in Rest of World led by India and Indonesia as a result of successful marketing campaigns and OEM strength  Broad-based MAU strength across nearly all regions, aided by 8th annual Wrapped campaign and generally stronger performance around the holiday season  Strong growth amongst Gen Z listeners  Q4 MAU net additions of 33 million marked an all-time high for the company, bringing full year 2022 net adds to a record high of 83 million (or 88 million excluding the impact of our Russia exit).  Monthly Active Users (MAUs)  14

 Our Premium Subscribers grew 14% Y/Y to 205 million, up from 195 million last quarter. Quarterly performance versus our guidance was impacted by:  Outperformance across all regions, led by Latin America  Better than expected Q4 promotional campaign results across all regions  Continued strength in multi-user plans  Full year 2022 Subscriber net additions were 25 million (or 27 million excluding the impact of our Russia exit).  Premium Subscribers  14

 PRODUCT  & PLATFORM  16

 8th Annual Wrapped Campaign  On November 30, 2022, we launched the 8th annual year-end Spotify Wrapped campaign to users in 111 markets. Collectively, 156 million MAUs engaged with Wrapped content in Q4 (up 30% Y/Y) and there was strong Y/Y growth in engagement across all regions and demographics. This year we included artist merch in the app to help fans get closer to their favorite artists. During the Wrapped campaign, we hit the highest-grossing merch sales week for artists in Spotify history. The Wrapped campaign also debuted concerts for the first time and serviced concerts engaging millions of users, resulting in a 2.7x increase in visitors to artist tour pages.  24

Podcasting



Announced that Emma Chamberlain's hit podcast ***Anything Goes*** would come exclusively to Spotify.


DAEBAK SHOW

Brought our **four million+ podcasts to South Korea** so that more fans than ever can enjoy shows from around the globe.


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Partnered with **VICE Media Group Asia** to bring five new video podcasts to Spotify in Indonesia.



The U.K.'s **Keep It Light Media** joined Megaphone and ***Rob Beckett and Josh Widdicombe's Parenting Hell*** became a Spotify Exclusive.

Launched a new offering in Europe that gives **Megaphone** podcast publishers free access to **Chartable** and **Podsights**.

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 Music Releases  On October 21st, Taylor Swift released her 10th studio album, Midnights, which became Spotify’s most-streamed album in a single day and broke the record for the most-streamed artist in a single day in Spotify history.  On October 14th, we launched our artist marketing campaign in support of Bailey Zimmerman’s debut EP, Leave The Light On, which was the biggest streaming Country debut of all time.  In early December, Maria Becerra released her album, La Nena de Argentina, providing her fans the opportunity to understand the concept behind it via an Enhanced Album.  24

 Google User Choice Billing Rollout  In November, we rolled-out the first iteration of User Choice Billing to select Spotify users in 10+ markets. Over the last few months, we've expanded the roll-out to more than 140 markets around the world.  24

 OUTLOOK  24

 Outlook for Q1’23  The following forward-looking statements reflect Spotify’s expectations for Q1 2023 as of January 31, 2023 and are subject to substantial uncertainty.  Total MAUs  500 million  Implies the addition of approximately 11 million net new MAUs in the quarter  Total Premium Subscribers  207 million  Implies the addition of approximately 2 million net new subscribers in the quarter  Total Revenue  €3.1 billion  Assumes approximately 100 bps tailwind to growth Y/Y due to favorability in foreign exchange rates  Gross Margin  24.9%  Reflects Y/Y improvement in music and podcasting offset by a modest drag in Other Cost of Revenue and severance-related charges  Operating (Loss)/Income  €(194) million  Inclusive of the Operating Loss is an approximate €19 million impact to Operating Expenses due to Y/Y unfavorability in foreign exchange rates and a €35-45 million impact to Operating Expenses due to severance-related charges  24

 Webcast Information  We will host a lve question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ422. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/txExvogt  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, General and administrative expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, and General and administrative expense excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Operating expense, Sales and marketing expense, Research and development expense, and General and administrative expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and strategic alliances; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology structure and systems or the security of confidential information; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to additional capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 3, 2022, as updated by subsequently reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.  24

 FINANCIAL  STATEMENTS  24

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  26

 Trending Charts  Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  26

 Trending Charts  MAU & Subscriber Net Additions  4 Yr. MAU Avg. = 71mn  4 Yr. Subscriber Avg. = 27mn  * All figures exclude Russia.  27

 28  Consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  December 31, 2022  September 30, 2022  December 31, 2021  December 31, 2022  December 31, 2021  Revenue  3,166  3,036  2,689  11,727  9,668  Cost of revenue  2,365  2,286  1,977  8,801  7,077  Gross profit  801  750  712  2,926  2,591  Research and development  415  386  253  1,387  912  Sales and marketing  453  432  340  1,572  1,135  General and administrative  164  160  126  626  450  1,032  978  719  3,585  2,497  Operating (loss)/income  (231)  (228)  (7)  (659)  94  Finance income  26  102  20  421  246  Finance costs  (86)  (18)  (21)  (132)  (91)  Finance income/(costs) - net  (60)  84  (1)  289  155  (Loss)/income before tax  (291)  (144)  (8)  (370)  249  Income tax (benefit)/expense  (21)  22  31  60  283  Net loss attributable to owners of the parent  (270)  (166)  (39)  (430)  (34)  Loss per share attributable to owners of the parent  Basic  (1.40)  (0.86)  (0.20)  (2.23)  (0.18)  Diluted  (1.40)  (0.99)  (0.21)  (2.93)  (1.03)  Weighted-average ordinary shares outstanding  Basic  193,228,229  193,077,334  191,952,473  192,934,862  191,298,397  Diluted  193,228,229  195,988,834  192,144,654  195,846,362  193,943,455  Twelve months ended

 (Unaudited)  (in € millions)  December 31, 2022  December 31, 2021  Assets  Non-current assets  Lease right-of-use assets  417  437  Property and equipment  348  372  Goodwill  1,168  894  Intangible assets  127  89  Long term investments  1,138  916  Restricted cash and other non-current assets  78  77  Deferred tax assets  8  13  3,284  2,798  Current assets  Trade and other receivables  690  621  Income tax receivable  5  5  Short term investments  867  756  Cash and cash equivalents  2,483  2,744  Other current assets  307  246  4,352  4,372  Total assets   7,636   7,170  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  4,789  4,746  Treasury shares  (262)  (260)  Other reserves  1,521  853  Accumulated deficit  (3,647)  (3,220)  Equity attributable to owners of the parent  2,401  2,119  Non-current liabilities  Exchangeable Notes  1,128  1,202  Lease liabilities  555  579  Accrued expenses and other liabilities  28  37  Provisions  3  7  Deferred tax liabilities  5  —  1,719  1,825  Current liabilities  Trade and other payables  845  793  Income tax payable  11  23  Deferred revenue  520  458  Accrued expenses and other liabilities  2,093  1,841  Provisions  26  22  Derivative liabilities  21  89  3,516  3,226  Total liabilities  5,235  5,051  Total equity and liabilities   7,636   7,170  Consolidated statement of financial position  28

Consolidated statement of cash flows

(Unaudited)
(in € millions)

	Three months ended			Twelve months ended	
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Operating activities					
Net loss	(270)	(166)	(39)	(430)	(34)
Adjustments to reconcile net loss to net cash flows					
Depreciation of property and equipment and lease right-of-use assets	32	30	25	118	94
Amortization of intangible assets	18	14	8	53	33
Share-based compensation expense	100	108	50	381	223
Excess and obsolete reserve	—	(2)	—	14	—
Finance income	(26)	(102)	(20)	(421)	(246)
Finance costs	86	18	21	132	91
Income tax (benefit)/expense	(21)	22	31	60	283
Other	3	5	3	7	6
Changes in working capital:					
Increase in trade receivables and other assets	(69)	(6)	(63)	(84)	(245)
Increase in trade and other liabilities	74	117	92	226	137
Increase in deferred revenue	16	20	17	52	67
(Decrease)/increase in provisions	(2)	(12)	8	(3)	5
Interest paid on lease liabilities	(13)	(14)	(13)	(53)	(50)
Interest received	20	12	—	37	3
Income tax paid	(18)	(4)	(1)	(43)	(6)
Net cash flows (used in)/from operating activities	**(70)**	**40**	**119**	**46**	**361**
Investing activities					
Business combinations, net of cash acquired	—	(107)	(14)	(306)	(115)
Purchases of property and equipment	(5)	(5)	(16)	(25)	(85)
Purchases of short term investments	(168)	(78)	(112)	(457)	(497)
Sales and maturities of short term investments	71	78	88	368	375
Proceeds from sale of long term investment	—	4	144	5	144
Change in restricted cash	2	—	—	—	1
Other	(1)	(1)	(3)	(8)	(10)
Net cash flows (used in)/from investing activities	**(101)**	**(109)**	**87**	**(423)**	**(187)**
Financing activities					
Payments of lease liabilities	(12)	(11)	(10)	(43)	(35)
Lease incentives received	—	—	—	2	7
Proceeds from exercise of stock options	—	—	64	43	167
Proceeds from issuance of Exchangeable Notes, net of costs	—	—	—	—	1,223
Proceeds from issuance of warrants	—	—	—	—	31
Repurchases of ordinary shares	—	—	(65)	(2)	(89)
Payments for employee taxes withheld from restricted stock unit releases	(9)	(10)	(14)	(40)	(54)
Net cash flows (used in)/from financing activities	**(21)**	**(21)**	**(25)**	**(40)**	**1,250**
Net (decrease)/increase in cash and cash equivalents	**(192)**	**(90)**	**181**	**(417)**	**1,424**
Cash and cash equivalents at beginning of the period	2,851	2,786	2,512	2,744	1,151
Net foreign exchange (losses)/gains on cash and cash equivalents	(176)	155	51	156	169
Cash and cash equivalents at period end	**2,483**	**2,851**	**2,744**	**2,483**	**2,744**

30

December 31, 2022  September 30, 2022  December 31, 2021  December 31, 2022  December 31, 2021  Basic loss per share  Net loss attributable to owners of the parent  (270)  (166)  (39)  (430)  (34)  Shares used in computation:  Weighted-average ordinary shares outstanding  193,228,229  193,077,334  191,952,473  192,934,862  191,298,397  Basic loss per share attributable to owners of the parent   (1.40)   (0.86)   (0.20)   (2.23)   (0.18)  Diluted loss per share  Net loss attributable to owners of the parent  (270)  (166)  (39)  (430)  (34)  Fair value gains on dilutive warrants  —  —  (2)  —  (53)  Fair value gains on dilutive Exchangeable Notes  —  (28)  —  (144)  (112)  Net loss used in the computation of diluted loss per share  (270)  (194)  (41)  (574)  (199)  Shares used in computation:  Weighted-average ordinary shares outstanding  193,228,229  193,077,334  191,952,473  192,934,862  191,298,397  Warrants  —  —  192,181  220,137  Exchangeable Notes  —  2,911,500  —  2,911,500  2,424,921  Diluted weighted-average ordinary shares  193,228,229  195,988,834  192,144,654  195,846,362  193,943,455  Diluted loss per share attributable to owners of the parent   (1.40)   (0.99)   (0.21)   (2.93)   (1.03)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Twelve months ended  Calculation of basic and diluted loss per share  31

 31  December 31, 2022  December 31, 2021  December 31, 2022  December 31, 2021  IFRS revenue  3,166  2,689  11,727  9,668  Foreign exchange effect on 2022 revenue using 2021 rates  162  682  Revenue excluding foreign exchange effect  3,004  11,045  IFRS revenue year-over-year change %  18%  21%  Revenue excluding foreign exchange effect year-over-year change %  12%  14%  IFRS Premium revenue  2,717  2,295  10,251  8,460  Foreign exchange effect on 2022 Premium revenue using 2021 rates  123  536  Premium revenue excluding foreign exchange effect  2,594  9,715  IFRS Premium revenue year-over-year change %  18%  21%  Premium revenue excluding foreign exchange effect year-over-year change %  13%  15%  IFRS Ad-Supported revenue  449  394  1,476  1,208  Foreign exchange effect on 2022 Ad-Supported revenue using 2021 rates  39  146  Ad-Supported revenue excluding foreign exchange effect  410  1,330  IFRS Ad-Supported revenue year-over-year change %  14%  22%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  4%  10%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  Twelve months ended  Reconciliation of IFRS to non-IFRS results

 31  June 30,  September  December  March 31,  June 30,  September  December  March 31,  June 30,  September  December  March 31,  June 30,  September  December  2019  30, 2019  31, 2019  2020  2020  30, 2020  31, 2020  2021  2021  30, 2021  31, 2021  2022  2022  30, 2022  31, 2022  Net cash flows from/(used in) operating activities  90  71  203  (9)  39  122  107  65  54  123  119  37  39  40  (70)  Capital expenditures  (40)  (26)  (32)  (12)  (14)  (17)  (35)  (24)  (20)  (25)  (16)  (10)  (5)  (5)  (5)  Change in restricted cash  —  3  (2)  —  2  (2)  2  —  —  1  —  (5)  3  —  2  Free Cash Flow  50  48  169  (21)  27  103  74  41  34  99  103  22  37  35  (73)  Three months ended  March 31,  June 30,  September  December  March 31,  June 30,  September  December  March 31,  June 30,  September  December  2020  2020  30, 2020  31, 2020  2021  2021  30, 2021  31, 2021  2022  2022  30, 2022  31, 2022  Net cash flows from operating activities  355  304  355  259  333  348  349  361  333  318  235  46  Capital expenditures  (110)  (84)  (75)  (78)  (90)  (96)  (104)  (85)  (71)  (56)  (36)  (25)  Change in restricted cash  1  3  (2)  2  2  —  3  1  (4)  (1)  (2)  —  Free Cash Flow  246  223  278  183  245  252  248  277  258  261  197  21  Last twelve months ended  Free Cash Flow  (Unaudited) (in € millions)  Reconciliation of IFRS to non-IFRS results  Free Cash Flow  (Unaudited) (in € millions)  Free Cash Flow  (Unaudited) (in € millions)  Twelve months ended  December 31, 2016  December 31, 2017  December 31, 2018  December 31, 2019  December 31, 2020  December 31, 2021  December 31, 2022  Net cash flows from operating activities  101  179  344  573  259  361  46  Capital expenditures  (27)  (36)  (125)  (135)  (78)  (85)  (25)  Change in restricted cash  (1)  (34)  (10)  2  2  1  —  Free Cash Flow  73  109  209  440  183  277  21

 31  Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2022  December 31, 2021  IFRS Operating expenses  1,032  719  Foreign exchange effect on 2022 operating expenses using 2021 rates  54  Operating expenses excluding foreign exchange effect  978  IFRS Operating expenses year over year change %  44 %  Operating expenses excluding foreign exchange effect year-over-year change %  36 %  Three months ended  December 31, 2022  December 31, 2021  IFRS Research and development expenses  415  253  Foreign exchange effect on 2022 expenses using 2021 rates  18  Research and development expenses excluding foreign exchange effect  397  IFRS Research and development expenses year over year change %  64 %  Research and development expenses excluding foreign exchange effect year-over-year change %  57 %  Three months ended  December 31, 2022  December 31, 2021  IFRS Sales and marketing expenses  453  340  Foreign exchange effect on 2022 expenses using 2021 rates  25  Sales and marketing expenses excluding foreign exchange effect  428  IFRS Sales and marketing expenses year over year change %  33 %  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  26 %  Three months ended  December 31, 2022  December 31, 2021  IFRS General and administrative expenses  164  126  Foreign exchange effect on 2022 expenses using 2021 rates  11  General and administrative expenses excluding foreign exchange effect  153  IFRS General and administrative expenses year over year change %  30 %  General and administrative expenses excluding foreign exchange effect year-over-year change %  21 %  Reconciliation of IFRS to non-IFRS results